82-3361

Pernod Ricard

DF/Lettres/89.2005

RECEIVED 2005 MAR 24 P 1:05

17th of March 2005



SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street, N.W.
WASHINGTON, DC 20549
USA

SUPPL

For the attention of Mrs Felicia KUNG

Subject: Exemption Request for ADR's under Rule 12 g3-2 (b)

Dear Mrs KUNG,

You will find, here enclosed, press-release concerning our Company and delivered to the French Market, today.

Wishing you a good receipt of those documents,

Yours sincerely,

PROCESSED
MAR 29 2005
THOMSON FINANCIAL

Antoine PERNOD

Siège social : 12, place des États-Unis - 75783 Paris cedex 16 - France - Société anonyme au capital de 218 500 651,10 €
Téléphone : 33 (0) 1 41 00 41 00 - Télécopie : 33 (0) 1 41 00 41 41 - R.C.S. Paris B 582 041 943


Pernod Ricard

PRESS RELEASE

Paris, France **17 March 2005**

2004 12-month results

- **Wine & Spirits operating profit: € 742 million (+ 9.6% organic growth)**
- **Group net profit: € 487 million (+ 5.1%)**
- **Dividend for 2004 increase : +9,2%**

The Board of Directors of Pernod Ricard, meeting on 16 March 2005 under the chairmanship of Patrick RICARD, approved the interim accounts for the first 12 months of the extended 18-month 2004-2005 financial period ending 30 June 2005.

Wine & Spirits 2004 net sales and financial results

Three major features marked 2004 and are reflected in the Group's financial results:

- The premiumisation of the portfolio, an engine for more profitable growth,
- Accelerated progression of Advertising and Promotion expenditures for long term brand growth in promising markets, and
- The cost leverage effect of a global sales network in a growing business.

2004 net sales (excluding duties and taxes) amounted to € 3,490 million, reflecting a vigorous 5.8% organic growth that was partially offset by a significant foreign exchange impact of €108 million (-3.2%) and a negligible structure impact (-0.5%).

Asia/Rest of World and the Americas regions were the growth drivers of the Group's Wine & Spirits business in 2004: Asia enjoyed an excellent year, with strong progression of Chivas and Martell sales in Chinese Asia and fast growth of local brands in India and Thailand. All of the premium brands experienced growth in the USA, while Chivas accounted for some 50% of the sales growth in South and Central America.

Wine & Spirits gross profit, with an organic growth rate of 7.1%, rose more quickly than net sales, reflecting the premiuminisation of the portfolio. Thus, with a +3% increase in volume, the Top 12 brands saw their net sales increase by +8% (at constant exchange rates), accounting for 75% of the growth in gross profit.

This, coupled with strict controi of commercial and general costs, enabled an improvement in **operating profit (+9.6% organic growth),** while at the same allowing for a significant increase in **Advertising and Promotion investments (+10.5% organic growth)**, a fundamental pillar of sustainable development of the business.

Wine & Spirits 2004 operating profit amounted to € 742 million, after charging a € 63 million adverse foreign exchange impact, generating an operating profit margin of 21.3% (22,4% excluding foreign exchange impact).

Consolidated net sales and financial results

Pernod Ricard Group reported 2004 full year net sales (excluding duties and taxes) of € 3,572 million and operating profit of € 743 million, essentially comprising the results of the Group's Wine & Spirits business on which the Group has completed its strategic refocusing.

Net finance costs improved by 12% to € 89 million. Net exceptional income amounted to € 36 million, notably reflecting the capital gains realised on disposals (€ 33 million additional Orangina disposal and € 20 million other disposals).

Accordingly, Group net profit improved by 5.1% on the previous year to € 487 million.

Net debt at 31 December 2004 amounted to € 1.8 billion, down € 265 million from the previous year-end despite the buyback of € 101 million worth of shares by the Company.

Second interim cash dividend

Having regard to the extended length of the fiscal period (18 months), the Board policy is to pay two interim dividends and a final dividend. A first interim of €0.98 was paid on 11 January 2005. A second interim of €1,16 will be paid on 7 June 2005. Compared to the total dividend paid in respect of 2003 of €1.96, these two cash payments, €2.14 represent a dividend growth of 9.2% reflecting the excellent Group results and its favourable outlook. A final dividend will be paid following the General Meeting convened to approve the 2004-2005 financial period accounts.

Conclusion

Commenting on these results, Patrick Ricard, Chairman & CEO of Pernod Ricard said: "These are good results. The factors which enabled us to achieve them, like the development of our premium brands and our leading position in high potential markets, are in place and growing the business. Thus I look forward to the future with confidence."

For more information, please contact:

Francisco de la VEGA	**Patrick de BORREDON**	**Florence TARON**
Communications VP	Investor Relations VP	Press Relations Manager
Tel: +33 (0)1 41 00 40 96	Tel: +33 (0)1 41 00 41 71	Tel: +33 (0)1 41 00 40 88

or visit our web site at www.pernod-ricard.com

NET SALES AND OPERATING PROFIT BY BUSINESS SEGMENT

Net sales excluding duties and taxes	12 / 03		12 / 04		2004/2003		Organic Growth		Forex Impact		Perimeter impact	
Wine and spirits business	3,419	96.7%	3,490	97.7%	71	2.1%	198	5.8%	(108)	-3.2%	(19)	-0.5%
Other businesses	115	3.3%	82	2.3%	(33)	-28.6%	(8)	-7.1%	(0)	-0.1%	(25)	-21.5%
Total	**3,534**	**100%**	**3,572**	**100%**	**38**	**1.1%**	**189**	**5.4%**	**(108)**	**-3.1%**	**(43)**	**-1.2%**

Operating profit	12 / 03		12 / 04		2004/2003		Organic Growth		Forex Impact		Perimeter impact	
Wine and spirits business	737	99.7%	742	99.9%	5	0.7%	71	9.6%	(63)	-8.6%	(2)	-0.3%
Other businesses	2	0.3%	1	0.1%	(2)	-72.2%	(4)	-148.0%	(0)	-0.5%	2	76.3%
Total	**739**	**100%**	**743**	**100%**	**3**	**0.5%**	**67**	**9.0%**	**(63)**	**-8.6%**	**0**	**0.0%**

Operating margin rate	12 / 03	12 / 04
Wine and spirits business	21.5%	21.3%
Other businesses	2.4%	0.9%
Total	**20.9%**	**20.8%**

WINE & SPIRITS P&L

(M€)	12 / 03	12 / 04	2004/2003
Net sales excluding duties and taxes	3,419	3,490	2.1%
Gross profit	2,276	2,331	2.4%
Distribution costs	(145)	(143)	-1.4%
Advertising & Promotion costs	(734)	(787)	7.3%
Structure costs and selling costs	(660)	(659)	-0.2%
Operating profit	**737**	**742**	**0.7%**

WINE & SPIRITS BY GEOGRAPHICAL AREA

(M€)

Wine & Spirits France	12 / 03		12 / 04		2004/2003		Organic Growth	
Net sales excluding duties and taxes	581	100.0%	580	100.0%	(1)	-0.2%	2	0.4%
Operating profit	114	**19.7%**	108	**18.6%**	(6)	-5.5%	(6)	-5.2%

Wine & Spirits Europe	12 / 03		12 / 04		2004/2003		Organic Growth	
Net sales excluding duties and taxes	1,360	100.0%	1,394	100.0%	34	2.5%	48	3.5%
Operating profit	294	**21.6%**	311	**22.3%**	17	5.9%	18	6.1%

Wine & Spirits Americas	12 / 03		12 / 04		2004/2003		Organic Growth	
Net sales excluding duties and taxes	770	100.0%	754	100.0%	(17)	-2.1%	62	8.0%
Operating profit	179	**23.3%**	172	**22.9%**	(7)	-3.8%	30	16.5%

Wine & Spirits Rest of world	12 / 03		12 / 04		2004/2003		Organic Growth	
Net sales excluding duties and taxes	708	100.0%	763	100.0%	55	7.7%	86	12.2%
Operating profit	149	**21.1%**	150	**19.7%**	1	0.7%	29	19.5%

INCOME STATEMENT

(M€)	12 / 03	12 / 04	2004 / 2003
Net Sales excluding duties and taxes	**3,534**	**3,572**	**1.1%**
Cost of goods sold	(1,230)	(1,220)	-0.8%
Advertising & Promotion costs, distribution costs	(889)	(939)	5.7%
Structure costs and selling costs	(676)	(670)	-1.0%
Operating profit	**739**	**743**	**0.5%**
Net finance cost	(102)	(89)	-12.1%
Profit before tax	**638**	**653**	**2.5%**
Net exceptional income	*60*	36	-39.3%
Income tax	(168)	(179)	6.9%
Income from associates	0	(0)	ns
Goodwill amortisation	(58)	(15)	-74.7%
Net profit before minority interest	**472**	**496**	**5.0%**
Minority interest	8	8	2.6%
Group Net profit	**464**	**487**	**5.1%**
Net current profit	**464**	**474**	**2.2%**

BALANCE SHEET

(M€)

Assets	12 / 03	12 / 04	Equity and Liabilities	12 / 03	12 / 04
Intangible assets and Goodwill	2,155	2,111	Shareholders' equity	2,731	2,951
Tangible assets and investments	994	895	*Minority interests*	25	25
	-	-		-	-
Inventories	2,027	2,017	Provisions for contingencies	519	449
Receivables	1,468	1,468	Deferred tax liability	118	125
Marketable securities	156	186	Financial debt including convertible bond	2,458	2,253
Cash and equilavents	153	193		-	-
Prepaid expenses and deferred charges	51	48	Operating and other liabilities	1,183	1,140
Bond redemption premium	40	30	Accrued charges and deferred income	10	5
Total assets	**7,044**	**6,948**	**Total equity and liabilities**	**7,044**	**6,948**

CASH FLOW STATEMENT

(M€)	12 / 03	12 / 04
Net profit before minority interests restated from income of associates	**471**	**495**
Property, plant and equipment depreciation	108	100
Gains on disposals of fixed assets	(136)	(61)
Change in provisions and amortisation of brands and goodwills	37	(15)
Change in operating working capital	(43)	(58)
Change in non operating working capital and deferred taxes	48	(7)
Acquisition of PPE and intangibles (net of disposal)	(103)	(77)
Free Cash Flow	**383**	**377**
Acquisition (disposal) of financial assets and changes in consolidation scope	288	(6)
Dividends paid (including withholding Tax)	(122)	(151)
Foreign exchange impact	133	45
Net decrease (increase) in financial debt	**682**	**265**
Net financial debt at the beginning of the year	(2,791)	(2,109)
Net financial debt at the end of the year	(2,109)	(1,844)